Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

March 24, 2011

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

Re:	Evermore Funds Trust (the “Trust”) (File Nos. 333-162066; 811-22335)
Evermore Global Value Fund (S000027063)
Evermore European Value Fund (S000027062)

Dear Ms. DiAngelo:

This correspondence is being filed in response to oral comments and suggestions provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) to U.S. Bancorp Fund Services, LLC, on behalf of the Trust and each of its series, the Evermore Global Value Fund and the Evermore European Value Fund (each a “Fund” and together, the “Funds”), on March 15, 2011, regarding the Trust’s Annual Report dated December 31, 2010 filed pursuant to Rule 30b2-1(a) under the Investment Company Act of 1940, as amended, on Form N-CSR and certain financial information contained in Post-Effective Amendment No. 1 to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on March 1, 2011.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 24, 2011

Registration Statement

1.
Staff Comment:  In the “Fees and Expenses of the Fund” table in the Fund Summary section of each Fund, if acquired fund fees and expenses “AFFE” are greater than 0.01%, please include a line item in the table and indicate in a footnote, if applicable, that the total annual fund operating expenses do not correlate to the ratio of expenses to average net assets in the Fund’s financial highlights, which reflects the operating expenses of the Fund and does not include AFFE.

Response:  The Trust responds by stating that it undertakes to include in the Trust’s next post-effective amendment to its Registration Statement, to be filed on or before April 30, 2011, as applicable, AFFE as a line item in the Funds' Fees and Expenses of the Fund table, as well as a footnote explaining, as applicable, that the total annual fund operating expenses do not correlate to the ratio of expenses to average net assets in the Funds’ financial highlights.

2.
Staff Comment: In the “Fees and Expenses of the Fund” table in the Fund Summary section of each Fund, please explain why interest expense was excluded from the operating expenses of the Fund and from the expense cap limitation described in the footnote to the table?

Response:  The Trust responds by stating that under item 3 of Form N-1A, instruction 3(c)(i), the amount of expenses deducted from the a fund’s assets are the amounts shown as expenses in the fund’s statement of operations.  As interest expense is shown as an expense in the Fund’s statement of operations, it should have been included in the line item “Other Expenses.”  The Trust, therefore undertakes to include interest expense with “Other Expenses” in the “Fees and Expenses of the Fund” table in it’s next post-effective amendment to its Registration Statement, to be filed on or before April 30, 2011.

In addition, because interest expense is not subject to the expense cap limitation, the Trust, therefore, undertakes to revise the footnote to the “Fees and Expenses of the Fund” as follows:

"(1)
Evermore Global Advisors, LLC (the "Adviser") has agreed to limit the amount of the Fund’s total annual operating expenses, exclusive of interest expense, brokerage expenses, taxes, and extraordinary expenses, to 1.60%, 2.35%, and 1.35% of the Fund’s average daily net assets for Class A, Class C, and Class I shares, respectively.  The Agreement is in effect through May 1, 2012, unless the advisory agreement is terminated by the Board of Trustees. Without this undertaking, expenses for these share classes would be higher."

3.
Staff Comment:  With respect to the expense Example for each Fund, please confirm that the expenses for Class C shares upon redemption and the expenses for Class C shares without redemption are correct.

Response:  The Trust responds by stating that the expenses for Class C shares upon redemption and the expenses for Class C shares without redemption were inverted in Post-Effective Amendment No. 1 to the Trust’s Registration Statement and by undertaking to disclose the correct expenses in the next post-effective amendment to its Registration Statement to be filed on or before April 30, 2011.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 24, 2011

Annual Report

1.	Staff Comment: In future filings, please include an explanation of interest expense for the Funds in the Notes to Financial Statements.

Response:  The Trust responds by undertaking to include an explanation of interest expense in future filings.

2.
Staff Comment: In the European Value Fund’s Financial Highlights for Class C shares, on page 42 of the Annual Report, the Staff believes the ratio of expenses to average net assets after expenses absorbed should be 2.38% rather than 2.36%, as reported.  Please correct the ratio or provide support for the calculation of 2.36%.

Response: The Trust responds by stating that the ratio of expenses to average net assets after expenses absorbed for Class C shares is correctly disclosed as 2.36%.  Additionally, the Trust responds by stating that the divergence in ratios between the Class C shares and the Class A and Class I shares is attributed to interest expense and is magnified due to the small size of the assets for Class C shares.  For Class C shares, a $1 change in expenses equates to a 1 basis point difference in the ratio.

The ratio of net expenses to average net assets after expenses absorbed was calculated using the total expenses after expenses absorbed allocated to Class C shares, including two interest expense charges from Morgan Stanley totaling $2 for the year, divided by the average net assets for Class C shares as of December 31, 2010.  Total expenses after expenses absorbed for Class C shares were $379.  This, divided by average net assets of $16,039 equals 2.36%.  The expense cap for Class C shares is 2.35%, therefore 0.01% was attributed to interest expense for this Class.

3.
Staff Comment: With respect to the Expense Example for the Six Months Ended December 31, 2010, on page 15 of the Annual Report, please confirm that the expense ratio reflects the expenses for the Funds’ most recent fiscal half-year expressed on an annualized basis as required by Form N-1A Item 27(d)(1), instruction 1(c).

Response: The Trust responds by confirming that the expense ratios reflect the expenses for the Funds’ most recent fiscal half-year expressed on an annualized basis.

4.
Staff Comment: With respect to the European Value Fund’s performance for Class A shares, on page 19 of the Annual Report, the line chart reflects the MSCI Daily Total Return Net European Local Index which differs from the index reflected in the Average Annual Total Return table for the Fund in the Trust’s Registration Statement.  Please confirm and disclose the correct index.

Response: The Trust responds by confirming that the MSCI Daily Total Return NetEuropean Local Index is the correct index for performance comparison of the European Value Fund Class A shares.  The Trust also responds by undertaking to disclose the MSCI Daily Total Return Net European Local Index in the Trust’s next post-effective amendment to its Registration Statement, to be filed on or before April 30, 2011.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 24, 2011

5.	Staff Comment: With respect to the Statement of Changes in Net Assets, on pages 34-37 of the Annual Report, please confirm that there is no seed capital to disclose prior to the fiscal year.

Response:  The Trust responds by confirming that the Funds did not have seed capital to disclose prior to January 1, 2010, the Funds’ commencement of operations.  Subscriptions on December 31, 2009 were invested after market close and only by advisory personnel to establish the net asset value for each class.

6.
Staff Comment: In  the European Value Fund’s Schedule of Investments, on pages 26-28 of the Annual Report, the Staff notes that the percentage of assets invested in the Media industry – 24.8% of common stocks and 0.6% of warrants – equate to greater than 25% of the Fund’s assets.  Given the high percentages, please state whether the Fund has correctly disclosed its concentration policy and whether the Fund will include appropriate risk disclosure to reflect the investment in the Media industry.

Response:  The Trust responds by stating that the total percentage of the Fund’s assets invested in the Media industry through its common stock and warrants holdings is a result of an increase in market value of the securities after the initial purchase. The Trust states that its investment policy is correctly disclosed and that the Fund does not have a policy to concentrate assets in the Media industry, or in any industry.  However, Evermore Global Advisors, LLC, the Funds’ adviser, may at times determine that certain industries offer the best opportunity to achieve the Funds’ investment objectives, and therefore, may invest a significant portion of the Funds’ assets within a certain industry or industries, not to exceed 25% of market value of the Fund’s total assets at the time of purchase.  In addition, because each Fund currently invests a significant portion of assets in the Media industry and plans to be so invested for an undetermined period of time, the Trust undertakes to include appropriate risk disclosure in the next post-effective amendment to its Registration Statement, to be filed on or before April 30, 2011.

7.	Staff Comment: In the Note 1 to Financial Statements, “Organization”, on page 44 of the Annual Report, please consider disclosing whether the Trust is diversified or non-diversified.

Response: The Trust responds by undertaking to disclose in future filings that the Trust is diversified.

8.
Staff Comment: In Note 2.M. to Financial Statements, “Subsequent Events”, on page 56 of the Annual Report, please include in future filings a statement about management’s conclusions regarding whether any subsequent events requiring disclosure occurred though the date the financial statement were issued.

Response: The Trust responds by undertaking to include in future filings a statement about management’s conclusions regarding whether any subsequent events require disclosure.

9.	Staff Comment: In the Note 7 to Financial Statements, “Forward Currency Contracts”, on pages 59-61 of the Annual Report, please explain why the contracts are presented on a net basis.

Response: The Trust responds by stating that the contracts were presented under a master netting arrangement due to the right of offset.  As of December 31, 2010, a single broker was utilized for the outstanding forward currency contracts.  The Trust undertakes to include additional counterparty disclosure as described in Chapter 7, paragraph 7.3 of the May 1, 2010 Audit & Accounting Guide: Investment Companies (on page 260) in future filings.

5

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 24, 2011

10.
Staff Comment:  Pursuant to the Financial Accounting Standards No. 157 (“FAS 157”), with respect to fair value measurements, please disclose in the Notes to Financial Statements whether there were any significant transfers between Level 1 and Level 2.

Response: The Trust responds by stating that this disclosure was made as part of the  new accounting pronouncements in Note 2.N. to the Financial Statements.  The Trust refers the Staff to the last sentence in the first paragraph of Note 2.N. which states that “[t]here were no significant transfers in to or out of Levels 1 and 2 during the current period presented.”  The Trust believes this Note contains the disclosure requested by the Staff.  However, the Trust undertakes to include this disclosure with its discussion of security valuation, currently Note 2.A., in future filings.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Very truly yours,

/s/ Alia Mendez
Alia Mendez, Esq.
For U.S. Bancorp Fund Services, LLC